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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020633

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Joseph TriArtisan LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Bowman (212)-218-3802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 2014

Timothy J. Bowman
Signature

Chief Financial Officer
Title

Angela M. Molinas
Notary Public, State of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MORGAN JOSEPH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Morgan Joseph LLC

We have audited the accompanying statement of financial condition of Morgan Joseph LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects the financial position of Morgan Joseph LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note A, on August 2, 2010, Morgan Joseph & Co. Inc. was converted from a corporation to a limited liability company and changed its name to Morgan Joseph LLC. The conversion was accounted for as a reorganization with no change in accounting basis.

EisnerAmper LLP

New York, New York
February 25, 2011

MORGAN JOSEPH LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 12,559,144
Due from broker	241,742
Securities owned, at fair value	663,883
Accounts receivable	1,206,655
Prepaid expenses and other assets	774,069
	$ 15,445,493
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Compensation payable	$ 7,256,348
Deferred rent	994,498
Accounts payable and other accrued expenses	1,733,583
	9,984,429
Members' equity	5,461,064
	$ 15,445,493

See notes to the statement of financial condition

MORGAN JOSEPH LLC

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - ORGANIZATION AND BUSINESS

From January 1, 2010 through August 1, 2010, Morgan Joseph & Co. Inc. ("MJCO") was a wholly owned subsidiary of Morgan Joseph Holdings, Inc. ("Holdings" or "Parent"). On August 2, 2010, MJCO converted from a Delaware corporation to a Delaware limited liability company and changed its name to Morgan Joseph LLC ("MJLLC" or the "Company"). At the time of the conversion, all the issued and outstanding common stock of MJCO (consisting of 100 shares of common stock, par value $1.00 per share) were, by virtue of the conversion, converted into the same number of interests (the "Original Membership Interest") in MJLLC and Holdings was admitted as the sole member of MJLLC. The conversion was accounted for as a reorganization with no change in accounting basis. MJLLC continued the business of MJCO.

On November 1, 2010, the Company issued to Holdings 100 Common Units and 111.11 units of Preferred Units in exchange for its Original Membership Interest and Holdings simultaneously sold 100 units of its Preferred Units to an unrelated investor for $50,000.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice, private placements and public offerings of debt and equity. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amounted to $10,107,161 at December 31, 2010, consisting of money market funds purchased with an original maturity of three months or less.

[2] Securities transactions and valuation:

Securities owned and securities sold, but not yet purchased, are recorded at fair value.

[3] Income taxes:

Commencing November 2, 2010, as a result of the admission of a new member, the Company is treated as a partnership for income tax purposes whereby the members are responsible for reporting their respective share of income or loss in their own income tax returns. The Company remains subject to New York City Unincorporated Business Tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits in the 2010 financial statements. Tax years for 2007 and thereafter are subject to examination by the appropriate taxing authorities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Use of estimates:

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The classification of financial instruments valued at fair value is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 10,107,161			$ 10,107,161
Equities	2,029		$ 17,204	19,233
Warrants		$ 644,650		644,650
	$ 10,109,190	$ 644,650	$ 17,204	$ 10,771,044

Securities classified within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

Securities classified within Level 2 include warrants which are valued using observable market inputs.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2010. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2010.

	Equities
Balance - beginning of year	$ 17,854
Realized loss	(650)
Balance - end of year	$ 17,204
Change in unrealized	$ 0

The Company may receive warrants (a derivative instrument) as compensation in connection with its investment banking business. The warrants held at December 31, 2010 are included in securities owned in the statement of financial condition and comprise 97% of the total carrying value of securities owned. The warrants expire on various dates between November 2011 and May 2016.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2010. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2010.

	Equities
Balance - beginning of year	$ 17,854
Realized loss	(650)
Balance - end of year	$ 17,204
Change in unrealized	$ 0

The Company may receive warrants (a derivative instrument) as compensation in connection with its investment banking business. The warrants held at December 31, 2010 are included in securities owned in the statement of financial condition and comprise 97% of the total carrying value of securities owned. The warrants expire on various dates between November 2011 and May 2016.

NOTE D - OWNERSHIP EQUITY

The Company is authorized to issue 1,000 Common Units and 1,000 Preferred Units of which 100 Common Units and 111.11 Preferred Units had been issued as of December 31, 2010.

The holders of Preferred Units are allocated Fixed Income Profits and Fixed Income Losses, as defined in the Company's limited liability company agreement, pro rata in accordance with the number of Preferred Units held. Disbursements of Fixed Income Distributions, as defined, shall be made within 45 days following the end of each calendar quarter, subject to regulatory capital requirements. The Preferred Units are redeemable at the option of the holder on the earlier of November 1, 2020 or upon the consummation of a transaction that results in a change of control, as defined, at a redemption price equal to its liquidation preference, which is the sum of a) $500 per unit and b) all unpaid Fixed Income Distributions, which is based on the cash received by the Company from certain transactions (an aggregate of $55,550 at December 31, 2010).

The holders of Common Units are allocated Profits and Losses, as defined, and paid Profit Distributions, as defined, pro rata in accordance with the number of Common Units held.

The Common Units and Preferred Units vote as separate classes. Only holders of Common Units are entitled to a vote in the election of directors.

NOTE E - SHARE-BASED AWARDS

The Company was a participant in Holding's Stock Incentive Plan (the "Plan"), which provided for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and stock bonus awards in Holding's equity.

Stock Options:

Stock options granted to employees will generally become exercisable in installments on or about the first anniversary of the date of grant vesting over five years and, if the grantee is still employed by the Company, with certain exceptions for terminations of employment due to death, retirement or extended absence. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company's stock, the risk-free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from comparable company transactions. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option. Forfeitures are estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeiture.

NOTE E - SHARE-BASED AWARDS (CONTINUED)

The following table sets forth summarized information concerning stock options as of and during the year ended December 31, 2010:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2010	30,678	$ 34.17	
Granted	5,550	100.00	
Exercised	(6,273)	10.80	
Forfeited	(5,780)	54.11	
Outstanding at December 31, 2010	24,175	$ 50.58	6.19
Exercisable at December 31, 2010	16,700	$ 34.96	5.39
Non-vested at December 31, 2010	7,475	$ 82.81	8.00

The weighted average fair value of stock options granted was estimated at the grant date with the following weighted average assumptions:

	Year Ended December 31, 2010
Risk-free interest rate	3.66%
Expected life of options	7.50 years
Expected volatility	45%
Dividend rate	0%
Weighted average fair value	$ 26.80

Restricted Common Stock Awards:

The following table sets forth summarized information concerning restricted common stock awards as of and during the year ended December 31, 2010:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2010	66,541	$ 61.34
Granted	10,603	30.26
Forfeited	(14,518)	59.26
Vested	(62,626)	56.56
Non-vested at December 31, 2010	0	

On December 28, 2010, all of the unvested restricted stock awards became vested pursuant to a merger transaction between Holdings and Tri-Artisan Capital Partners, LLC ("TACP") and the formation of Morgan Joseph Tri-Artisan Holdings, Inc. ("MJTA"). As a result of the merger, MJTA owns 100% of the ownership interests in Holdings and TACP. Further, all outstanding options as of the date of the transaction were exchanged for options of MJTA under a new plan.

NOTE F - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2010, are as follows:

Deferred tax asset:	
Deferred rent	$ 16,669
Compensation payable	298,868
Deferred tax asset	315,537
Less valuation allowance	(297,850)
	17,687
Deferred tax liability:	
Unrealized trading gains	(17,687)
Net deferred tax assets	$ 0

NOTE G - RELATED PARTY TRANSACTIONS

The Company has entered into noncancelable leases for office space expiring on various dates through 2014. Further, Holdings has entered into noncancelable leases for office space expiring on various dates through 2016 which the Company occupies and pays all of the lease costs. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the leases of the Company and Holdings are set forth below:

Year Ending December 31,	
2011	$ 2,216,000
2012	1,432,000
2013	889,000
2014	884,000
2015	874,000
Thereafter	608,000
	$ 6,903,000

The leases provide for free rent periods and rent increases over the lease terms. The Company records rent expenses on a straight-line basis and the difference between expenses and actual payments is recorded as deferred rent.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined. At December 31, 2010, the Company, under the alternative standard method, had net capital of $6,556,891, or $6,306,891 in excess of its required net capital of $250,000.

NOTE I - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit sharing 401(k) savings plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

NOTE K - SUBSEQUENT EVENT

Effective February 1, 2011, the Company changed its name to Morgan Joseph TriArtisan LLC.

The Company has evaluated subsequent events that occurred through February 25, 2011, the date on which the financial statement was available to be issued.